[LETTERHEAD OF PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP]

WRITER’S DIRECT DIAL NUMBER

212-373-3257

WRITER’S DIRECT FACSILIMILE

212-492-0257

WRITER’S DIRECT E-MAIL ADDRESS

swilliams@paulweiss.com

April 3, 2008

Via EDGAR

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Packeteer, Inc.

Schedule TO-T filed March 20, 2008 by Elliott QoS LLC and

Elliott Associates, L.P.

Schedule 13D/A filed March 25, 2008 by Elliott Associates, L.P. et al.

File No. 005-57967

Dear Mr. Duchovny:

The following are the responses of Elliott QoS LLC and Elliott Associates, L.P. (collectively, “Elliott”) to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from you, dated March 26, 2008 (the “Comment Letter”), regarding the Schedule TO filed with the Commission on March 20, 2008 (the “Schedule TO”), the related Offer to Purchase (the “Offer to Purchase”) all outstanding shares of common stock, par value $0.001 per share (“Shares”) of Packeteer, Inc., a Delaware corporation (the “Company”), and the statement of beneficial ownership on Schedule 13D/A filed with the

Daniel F. Duchovny

Commission on March 25, 2008 (the “Schedule 13D/A”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

Offer to Purchase

Terms of the Offer, page 8

1.

We note your disclosure in the last paragraph of this section that “[u]pon [your] receipt of such lists from the Company, [you] will send this Offer to Purchase...” (emphasis added). Please tell us how you complied with the requirements of Rule  14d-4.

Response:

Elliott complied with the requirements of Rule 14d-4 by publishing on March 20, 2008, in accordance with Rule 14d-4(a)(2), a summary advertisement of the tender offer in The Wall Street Journal and will mail by first class mail or otherwise furnish with reasonable promptness the tender offer documents to any of the Company’s shareholder who requests such tender offer documents pursuant to the summary advertisement or otherwise.

Acceptance for Payment and Payment, page 9

2.

We note your reservation of the right to transfer or assign the right to purchase shares tendered pursuant to the offer to one or more of your affiliates. Please confirm your understanding that any persons or entities to whom you transfer or assign such right must be included as a bidder in the offer. Each such person or entity added as a bidder must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules, including the extension of the offer for ten business days from the disclosure of such assignment or transfer, unless the offer is not scheduled to expire for at least ten business days.

Response:

Elliott hereby confirms its understanding of the Staff’s position described in comment 2.

Procedure for tendering shares, page 10

3.

Please tell us why you reference Rule  14e-4 in the last paragraph of page 10. We note the rule addresses prohibited transactions in connection with a partial tender offer and that your offer is for all outstanding securities of the target.

Response:

In response to the Staff’s comment, Elliott has deleted the reference to Rule 14e-4 in the last paragraph of page 10.

Daniel F. Duchovny

Certain U.S. Federal Income Tax Considerations, page 13

4.	We note the heading and the first sentence of this section that sets forth “certain” federal income tax consequences of the tender offer. Please ensure that you discuss all such material consequences.

Response:

Elliott hereby confirms that all material federal income tax consequences of the tender offer are disclosed in Section 5 of the Offer to Purchase.

Certain Information Concerning the Purchaser and Elliott Associates, page 16

5.

With respect to your disclosure in the fourth paragraph in this section, please tell us why you need to qualify your disclosure “to the knowledge” of the bidders. What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Response:

In response to the Staff’s comment, Elliott has deleted the language qualifying the disclosure “to the knowledge” of the bidders.

Source and Amount of Funds, page 17

6.

We note that you may use funds from “alternative sources of debt or equity financing” to purchase shares. If so, please provide the information required by Item  1007(d) of Regulation M-A or revise your disclosure accordingly.

Response:

Elliott hereby respectfully advises the Staff that, although Elliott has explored opportunities for alternative financing, Elliott currently expects to fund the entire consideration for the transaction from working capital. Elliott has revised the disclosure accordingly. Elliott will revise the disclosure in the event its plans for financing change.

Purpose of the Offer, page 20

7.

We note your disclosure on page 21 that the Section  203 Condition will be satisfied if, “among other things,...” We also note that this condition is not described in more detail in the section disclosing the offer’s conditions. Revise your disclosure to identify all events in which this condition will be satisfied.

Response:

In response to the Staff’s comment, Elliott has revised the disclosure accordingly.

Daniel F. Duchovny

Conditions to the Offer, page 23

8.

A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise paragraphs  (i) and (iii), which conditions the offer on whether the “value of the shares” to you, your subsidiaries or your affiliates is materially and adversely affected. Please revise to describe the value of the shares to you so that security holders will have the ability to objectively determine whether the condition has been triggered.

Response:

In response to the Staff’s comment, Elliott has deleted from paragraphs (i) and (iii) the condition requiring that the value of the Shares to Elliott and its subsidiaries and affiliates not be materially and adversely affected.

9.

Refer to the disclosure in the last paragraph in this section, on page 26 of the Offer to Purchase. We believe a tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. In the paragraphs we cite, you reserve the right to terminate the offer even where a listed offer condition is triggered by the bidders’ own action or inaction. Please revise this language to comply with our position.

Response:

In response to the Staff’s comment, Elliott has revised this language to comply with the Staff’s position described in comment 9.

10.

We also note in the last paragraph of this section your disclosure relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response:

Elliott hereby confirms its understanding of the Staff’s position described in comment 10.

Daniel F. Duchovny

Exhibit(a)(5)(i)

11.

We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligation under Rule  14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

Response:

Elliott hereby confirms that the bidders will avoid using the statement identified by the Staff in comment 11 in all future communications.

Schedule 13D/A

12.

We note you checked box (a) in Item 2 of the cover page for each filing person. Please revise your filing to check the box of Item 12 in the cover page for each filing person, as appropriate. Refer also to Rule  13d-5(b)(1).

Response:

In response to the Staff’s comment, Elliott respectfully submits that while it does not agree with the Staff’s interpretation of Rule 13d-5(b)(1), it has revised the Schedule 13D/A, without prejudice to future filings, to check the box in Item 12 in the cover page for each filing person.

13.

Please explain to us supplementally the events surrounding your filings of Schedule 13D on May  24, 2007, reporting a May  18, 2007 event, and Schedule  13G on July  5, 2007, reporting an April  27, 2007 event and how you complied with your reporting obligations under Regulation 13D. We note that the July  2007 filing includes a Schedule  13G but was tagged, for Edgar purposes, as a Schedule  13D/A.

Response:

Elliott respectfully submits that the circumstances surrounding the filings were as follows: On May 7, 2007, Elliott Associates, L.P. and certain of its affiliates (the “Reporting Persons”) filed a Schedule 13G reporting their investment in the Company. On May 24, 2007, the Reporting Persons filed a Schedule 13D. On July 5, 2007, the Reporting Persons intended to file a Schedule 13D/A. However, due to a clerical error, the Schedule 13G originally filed on May 7, 2007 was inadvertently re-filed on July 5, 2007. The situation was corrected that same day, July 5, 2007, when the Reporting Persons filed the Schedule 13D/A. Elliott hopes this explanation eliminates any confusion.

*        *        *        *        *

Daniel F. Duchovny

Together with this response, Elliott is filing an Amendment No. 2 to the Schedule TO and the Reporting Persons are filing an Amendment No. 5 to their Schedule 13D in a manner consistent with the comments and responses set forth above.

In connection with responding to the comments of the Staff, Elliott hereby acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Elliott may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Robert B. Schumer, Esq. or Steven J. Williams, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, (212) 373-3000 (Phone), (212) 757-3990 (Facsimile).

Very truly yours,
/s/ Steven J. Williams Steven J. Williams